Exhibit 99.1

[ADHEREX LOGO APPEARS HERE]

PRESS RELEASE

ADHEREX RECEIVES APPROVAL FOR AMEX LISTING

- Trading expected to begin November 12, 2004 under the symbol “ADH” -

Research Triangle Park, NC, November 10, 2004—Adherex Technologies Inc. (TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced that the Company’s Registration Statement on Form 20-F has been declared effective by the U.S. Securities and Exchange Commission (SEC) and that its application to list its shares on the American Stock Exchange (AMEX) has been approved. The Company anticipates that trading on the AMEX will begin at 9:30 a.m. on Friday, November 12, 2004, under the symbol “ADH,” pending continued compliance with all listing requirements on that date. Adherex’s common stock will continue to trade on the Toronto Stock Exchange under the symbol “AHX.”

“This listing is yet another milestone in Adherex’s continued strategic growth and again delivers on our commitments to investors. A US listing provides access to a much broader investment base and should better position us for future initiatives, including partnering discussions,” said William P. Peters, MD, PhD, Chairman and CEO of Adherex. “Recognizing that clinical results build the true value in the Company, we remain focused on the continued development of our platform. Earlier this week, we presented additional clinical data that Exherin™ continues to be generally well tolerated and has shown important evidence of molecularly targeted anti-tumor activity in three patients, including an objective partial response, in our ongoing Phase I trial. It is this type of progress that we look forward to continuing to share with our current and future shareholders.”

The AMEX approval is contingent upon Adherex being in compliance with all applicable listing standards on the date it begins trading on the American Stock Exchange, expected as of this Friday, and may be rescinded if the Company is not in compliance with such standards.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics to address unmet medical needs. Adherex currently has four products in the clinical stage of development including Exherin™ and sodium thiosulfate (STS). Exherin™ is being developed as an angiolytic that selectively targets established blood vessels that feed solid tumors. STS is being developed as an otoprotectant against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. Adherex is pioneering oncology company with a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics. For more information, please visit Adherex’s website at www.adherex.com.

Certain statements contained in this press release are forward-looking and are subject to unknown risks and uncertainties. The actual results, performance or achievements of the Company may differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those relating to (i) the date that we anticipate trading to commence on AMEX and (ii) the continued progress in the development of our product candidates. The AMEX approval is contingent upon Adherex being in compliance with all applicable listing standards on the date it begins trading on the American Stock Exchange, and may be rescinded if the Company is not in compliance with such standards. We can provide no assurance that we will complete our planned product development on schedule, or at all, or that the results and data from such trials will be positive or consistent.

For further information, please contact:

Melissa Matson
Director, Corporate Communications
Adherex Technologies Inc.
T: (919) 484-8484
matsonm@adherex.com

or

In the U.S. Mark Vincent/ Brian Ritchie	In Canada: Peter Block
Euro RSCG Life NRP	NATIONAL ir
T : (212) 845-4200	T: (416) 586-0180
pblock@national.ca